Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated April 25, 2008

(Related to the Pricing Supplement No. 2008-MTNDD262, Subject to Completion, Dated April 25, 2008)

Notes Based Upon a Basket of Currencies Due May 2009

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon a Basket of Currencies Due May 2009 (the “Notes”).
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because only 95% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because only 95% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Partial Principal Protection:	95% if held to the Maturity Date
Pricing Date:	May , 2008
Issue Date:	May , 2008
Valuation Date:	Five Business Days before the Maturity Date
Maturity Date:	Approximately one year after the Issue Date
Interest:	None.
Payment at Maturity:	For each US$1,000 Note, US$950 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative.
Participation Rate:	Approximately 290% to 330% (to be determined on the Pricing Date)
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket Currencies.
Basket Currencies:	The Brazilian real, Russian ruble, Indian rupee and Chinese yuan
Issue Price:	100% of the principal amount.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.
Sales Commission Earned:	$10.00 per Note for each Note sold by a Smith Barney Financial Advisor
Sales Concession Granted:	Not to exceed $10.00 per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets

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Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Starting Exchange Rate:	Each of the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates on the Valuation Date
USDBRL Exchange Rate:	The U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USDBRL Exchange Rate will be the offer side exchange rate in the column “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date.
USDRUB Exchange Rate:	The U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, on any relevant date.
USDINR Exchange Rate:	The U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.
USDCNY Exchange Rate:	The U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date.
Calculation Agent:	Citigroup Financial Products, Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.
CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Notes Based upon a Basket of Currencies Due May 2009 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, investors in these Notes are repaid a substantial portion of their investment at maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes during the term of the Notes.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar without substantial risk to their initial investment. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes during the term of the Notes.

The Notes are currency basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. At maturity, you will receive an amount in cash equal to the sum of 95% of your initial investment in the Notes plus a Basket Return Amount, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar may lead to a higher return on your Notes, while decreases in the values of the Basket Currencies may lead to a lower, or even zero, return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 290% to 330% (to be determined on the Pricing Date). The payment you receive at maturity will not be less than 95% of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate. However, because the maturity payment is determined by adding the Basket Return Amount to 95%, not 100%, of the principal amount of the Notes, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made during the term of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments without substantial risk to their initial investment but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payment due under the Notes, including payment of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Preservation of a Portion of Your Investment

On the Maturity Date, you will receive at least 95% of the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Only Partial Protection of Your Investment

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to 95% of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	The Basket Return Amount will be Offset

The amount you receive at maturity will be determined by adding the Basket Return Amount, if any, to 95%, not 100%, of the principal amount of the Notes. Even though the Basket Return Amount is expected to be 290% to 330% (to be determined on the Pricing Date) of a direct investment in the Basket Currencies, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one or more currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan (collectively, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real, in the case of the USDBRL Exchange Rate; the U.S. dollar and the Russian ruble, in the case of the USDRUB Exchange Rate; the U.S. dollar and the Indian rupee, in the case of the USDINR Exchange Rate and the U.S. dollar and the Chinese yuan, in the case of the USDCNY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL

Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

The Chinese yuan is the official currency of the People’s Republic of China.

We have obtained all information in this offering summary relating to the Brazilian real, Russian ruble, Indian rupee and Chinese yuan and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDINR Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	3.6650	3.2610	31.9550	31.3722	48.01	47.47	8.2778	8.2766
Second	3.3135	2.8385	31.2865	30.3215	47.47	46.40	8.2775	8.2768
Third	3.0675	2.8155	30.7254	30.2428	46.44	45.70	8.2776	8.2766
Fourth	2.9475	2.8310	30.5212	29.2390	45.93	45.22	8.2772	8.2765
2004
Quarter
First	2.9645	2.7820	29.2425	28.4375	45.64	43.60	8.2775	8.2766
Second	3.2118	2.8755	29.0825	28.5075	46.25	43.54	8.2773	8.2765
Third	3.0782	2.8505	29.2755	28.9900	46.47	45.67	8.2771	8.2765
Fourth	2.8800	2.6530	29.2210	27.7200	45.90	43.46	8.2768	8.2763
2005
Quarter
First	2.7640	2.5665	28.1950	27.4487	43.93	43.42	8.2766	8.2763
Second	2.6588	2.3325	28.6800	27.7080	43.83	43.29	8.2767	8.2763
Third	2.4870	2.2140	28.8312	28.1600	44.15	43.18	8.2765	8.0871
Fourth	2.3800	2.1615	28.9814	28.4295	46.31	44.13	8.0920	8.0702
2006
Quarter
First	2.3364	2.1040	28.7414	27.6651	45.09	44.12	8.0702	8.0172
Second	2.3525	2.0555	27.7165	26.7316	46.39	44.60	8.0265	7.9943
Third	2.2244	2.1230	27.0500	26.6660	47.00	45.77	8.0048	7.8965
Fourth	2.2000	2.1310	26.9846	26.1735	45.97	44.26	7.9149	7.8051
2007
Quarter
First	2.1520	2.0395	26.6019	25.9736	44.68	43.05	7.8170	7.7257
Second	2.0475	1.9025	26.0408	25.6837	43.29	40.49	7.7350	7.6132
Third	2.0562	1.8330	25.8933	24.8595	41.35	39.69	7.6095	7.5036
Fourth	1.8484	1.7355	25.0523	24.2875	39.90	39.25	7.5201	7.3046
2008
Quarter
First	1.8301	1.6700	24.8025	23.4875	40.77	39.27	7.2996	7.0130
Second (through April 24)	1.7534	1.6575	23.6475	23.3258	40.04	39.89	7.0292	6.9837

The USDBRL Exchange Rate appearing as the offer side exchange rate in the column “PTAX” on Reuters Page “BRFR” on April 24, 2008 was 1.6687.

The USDRUB Exchange Rate appearing on Reuters Page “EMTA” on April 24, 2008 was 2351.96.

The USDINR Exchange Rate appearing on Reuters Page “RBIB” on April 24, 2008 was 40.04.

The USDCNY Exchange Rate appearing on Reuters Page “SAEC” on April 24, 2008 was 6.9890.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: May 23, 2008

■ Issue Date: May 29, 2008

■ Principal amount: US$1,000 per Note

■ Starting Exchange Rate of the USDBRL Exchange Rate: 1.7000

■ Starting Exchange Rate of the USDRUB Exchange Rate: 23.5000

■ Starting Exchange Rate of the USDINR Exchange Rate: 39.6000

■ Starting Exchange Rate of the USD/KRW Exchange Rate: 7.0000

■ Participation Rate: 310%

■ Allocation Percentage: 25% for each Basket Currency

■ Maturity Date: May 29, 2009

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

As demonstrated by the examples below, if the Basket Return Percentage is 0.00% or less, you will receive an amount at maturity equal to US$950 per Note. If the Basket Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than US$950 per Note.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rate				Hypothetical Weighted Currency Return(1)				Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Note Return % per Annum(5)
Example	USDBRL	USDRUB	USDINR	USDCNY	BRL	RUB	INR	CNY
1	2.1520	26.6019	44.68	7.8170	-6.647%	-3.300%	-3.207%	-2.918%	-16.072%	$0.00	$950.00	-5.00%
2	2.0562	25.8933	44.15	7.6095	-5.238%	-2.546%	-2.872%	-2.177%	-12.834%	$0.00	$950.00	-5.00%
3	2.0525	23.5165	38.30	7.6265	-5.184%	-0.018%	0.823%	-2.238%	-6.615%	$0.00	$950.00	-5.00%
4	2.0562	21.7203	41.37	6.8506	-5.238%	1.893%	-1.114%	0.534%	-3.926%	$0.00	$950.00	-5.00%
5	1.7355	25.0523	39.25	7.5201	-0.522%	-1.651%	0.221%	-1.858%	-3.810%	$0.00	$950.00	-5.00%
6	1.7008	24.8018	36.86	7.0201	-0.012%	-1.385%	1.731%	-0.072%	0.263%	$8.15	$958.15	-4.18%
7	1.6250	24.5650	38.39	6.7265	1.103%	-1.133%	0.764%	0.977%	1.711%	$53.03	$1,003.03	0.30%
8	1.7550	22.1362	41.35	6.0779	-0.809%	1.451%	-1.102%	3.293%	2.834%	$87.84	$1,037.84	3.78%
9	1.6497	22.3736	37.72	6.5324	0.740%	1.198%	1.186%	1.670%	4.794%	$148.62	$1,098.62	9.86%
10	1.6961	21.3355	35.21	6.7240	0.057%	2.303%	2.771%	0.986%	6.117%	$189.63	$1,236.65	11.83%

(1)	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 25%.
(2)	Hypothetical Basket Return Percentage = Sum of Weighted Currency Returns for USDBRL, USDRUB, USDINR, and USDCNY.
(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 310%) and US$0.
(4)	Hypothetical Payment at Maturity = US$9,500 + Basket Return Amount.
(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

The Notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less and to the special character rules applicable to debt instruments that provide for payments determined by reference to one or more foreign currencies. A cash method U.S. holder generally will not be required to recognize income with respect to the Notes until the maturity of the Notes. Although there are no specific rules that provides for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the Notes prior to the date on which the amount of the contingent payment made with respect to the Notes becomes fixed. Any gain at maturity or upon the sale or other taxable disposition of a Note generally is expected to be treated as ordinary income.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters Page “BRFR,” “EMTA,” “RBIB” or “SAEC,” as applicable, or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rates in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.